Mail Stop 3416

January 9, 2008

Richard Pietrykowski, Chief Executive Officer
Surface Coatings, Inc.
2010 Industrial Blvd, Suite 605
Rockwall, TX 75087

> **Re: Surface Coatings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-1**
> **Filed December 11, 2007**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of distribution, page 8

1. We note that you state that the offering ends on September 28, 2008. Please file an updated subscription agreement as the currently filed copy indicates that the offering ended on November 6, 2007.

Use of Proceeds, page 8

2. We note your response to comment 14 in our letter dated September 27, 2007. In the second paragraph on page 9, however, you direct the reader to page 18 for a fuller discussion of the use of the proceeds. Page 18 does not discuss the use of the proceeds from this offering. Please clarify.

Description of Business, page 10

3. We note your response to comment 17 in our letter dated September 27, 2007. Please revise and expand this section to clarify your disclosure on the following:

    *   You state that you plan on "location expansion" and have allocated a portion of your Use of Proceeds. Please describe in some detail your expansion plans by discussing where you are planning to expand, how you are planning to expand, the costs in this expansion, and the extent if any of your expansion plans.

    *   Your reference to the company being founded on 30 years of experience in general contracting is unclear given the work experience of Mr. Pietrykowski discussed on page 21.

4. Please add disclosure to indicate the company's competitive position in the industry and the principal methods of competition. See Item 6(a)(2) of Model B to Form 1-A.

5. On page 11, you provide a total for the amount of sales contributed by each segment for each period presented. You indicate that "Liquid" and "Dispensers" are two of your sales segments. Please provide more detail on these segments as it appears that your discussion is limited to the "Film" segment.

Number of Employees, page 18

6. Revise your disclosure on the number of employees to include your Vice-President, Mr. John Donahoe and discuss his duties and the amount of time he devotes to the business of the company.

Managements Discussion and Plan of Operations, page 19

7. We note your revised disclosure in response to comment 24 of our letter dated September 27, 2007. Please further revise your disclosure to more clearly identify the change in revenues and operating expenses between periods and provide investors with meaningful explanations of the key business reasons that caused

each change. If there is more than one business reason for the change, please quantify the dollar impact of each individual business reason being discussed. Refer to Item 303(b)(1) of Regulation S-B.

Directors, Executive Officers and Significant Employees, page 21

8. In the first full paragraph, you state that Mr. Richard Pietrykowski founded Surface Armor, LLC in 1995. However, on page 10, you state that Surface Armor, LLC was founded in 2005. Please reconcile.

9. Please indicate when you hired the Vice-President since there was no discussion of this position in your previous filing. Please also indicate when and the manner in which he was appointed a director as well as whether there was any prior relationship with Surface Armor, LLC or its' affiliates.

10. Please provide more detail on Trinity Heritage Construction, such as the size of the operation that Mr. John Donahoe supervises in his role as President of that company. See Item 8 of Model B to Form 1-A.

11. We note your disclosure on page 22 of this section regarding the $20,000 advance from Trinity Heritage Construction, LLC, a company controlled by Mr. John Donahoe who serves as a Vice-President and Director of your company. Please move this disclosure to the section titled "Interest of Management and Others in Certain Transactions." In this regard, indicate the terms of the advance including repayment provisions, the business reason(s) for the loan, manner in which it was negotiated, whether it accrues interest and if so the interest rate as well as any other relevant terms.

Interest of Management and Others in Certain Transactions, page 21

12. Your inclusion in this paragraph of the vice-president receiving shares in the February 2007 transaction was not included in your August 31, 2007 filing. In addition to the information previously requested, please advise us of the timing and details of Mr. Donahoe's relationship and transactions with the company.

Consolidated Financial Statements

13. We note your revised presentation includes interim financial statements as of September 30, 2007 in response to comment 33 of our letter dated September 27, 2007. Please also include the comparable period of the preceding year as required by Item 310 of Regulation S-B. In addition, please expand your MD&A discussion accordingly. See Item 303(b) of Regulation S-B.

Audited Consolidated Financial Statements – Fiscal Year Ended December 31, 2006; the period from inception of July 19, 2005 to December 31, 2005; and for the Four-Month Period Ended April 30, 2007

14. We note you have revised your financial statements on page F-2 as of December 31, 2006 and 2005 since total assets are significantly different for each period end date from those included in your previous filing. We also note significant changes to the statements of cash flows for each period presented.   Please advise or revise your disclosure to properly label each financial statement that has been revised as being "restated" and provide the appropriate note disclosure to identify the specific balances on each statement that have been restated and report the correction of an error in accordance with SFAS 154. Please also coordinate with your independent accounting firm so that they can revise their audit report to appropriately disclose the nature of the restatement and reference the note disclosure. Please note that financial statements filed with the Commission are considered "issued" at the time they are filed in accordance with EITF D-86.

Report of Independent Registered Public Accounting Firm, page F-1

15. We note that the audit report dated August 10, 2007 issued by The Hall Group, CPAs has been revised. The revised audit report includes a fourth paragraph and it also combines the three separate audit reports that had been included in the previous filing relating to the following periods: (1) for the four-month period ended April 30, 2007; (2) for the year ended December 31, 2006; and (3) for the period from July 19, 2005 (date of inception) to December 31, 2005. However, the combined audit report uses a single phrase "for the periods then ended" to describe the periods being audited and does not specifically identify the separate accounting periods in the scope and opinion paragraphs. Please coordinate with you independent registered public accounting firm so that the appropriate revisions can be made to the audit report to properly identify the specific periods being audited, or have them provide us with an explanation why such a change is not appropriate. Please also request your independent registered public accounting firm to revise the audit report date with respect to Note 6, or have them provide us with an explanation as to why it is not necessary to change the date of the audit report at the time they revised their report to add a fourth paragraph relating to the going concern uncertainty.

Consolidated Balance Sheet, page F-2

16. Please explain the nature of the amounts due from stockholders of $6,492 at December 31, 2006 and $56,492 at December 31, 2005. If they relate to the purchase of company stock, please revise your presentation to reflect these amounts as a reduction of equity for the applicable periods. See Staff Accounting Bulletin Topic 4:E.

Consolidated Statements of Income, page F-3

17. You inadvertently did not revise the title of this statement requested in comment 38 of our letter dated September 27, 2007, and our comment is being repeated. Revise the title of this statement to Statement of Operations, rather than income, since you have incurred losses. Refer to AICPA Technical Practice Aid 1200.04.

18. Your heading at the top of this financial statement indicates that it includes information for "the twelve months ended December 31, 2005," but you state in the filing that the date of inception is July 19, 2005. Please revise here and elsewhere as applicable to other financial statements in the filing, or tell us why you do not believe it is appropriate to do so.

19. We are unable to locate your response to comment 40 of our letter dated September 27, 2007, and this comment is being repeated. Disclose earnings per share data for all periods presented on the face of your statement of operations as required by SFAS 128. Earnings per share for periods prior to the recapitalization should reflect the number of shares issued by Surface Coatings to Surface Armor. From the date of the recapitalization the number of shares used in the calculation would be the actual number of shares of the combined entity outstanding in the period. Please also disclose the information required by paragraph 40 of SFAS 128 in the notes to the financial statements. Your weighted average shares outstanding for the periods presented should also be adjusted accordingly.

Consolidated Statement of Changes in Stockholders' Equity, page F-4

20. Please revise heading to delete April 30, 2007 or also include "as of December 31, 2006 and 2005."

21. Please revise this statement to include the balances as of December 31, 2005.

Consolidated Statements of Cash Flows, page F-5

22. We note from your revised presentation that the amounts previously reported during the year ended December 31, 2006 and the period ended April 30, 2007 and referred to in comment 41 of letter dated September 27, 2007 are now being

reported in fiscal 2005. Please respond to that comment.   Further, please provide us with a detailed explanation as to the reason why your revised presentation of cash flows reports these amounts in fiscal 2005, which is a different fiscal year.

Notes to the Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies

Nature of Activities, History and Organization

23. We note your revised disclosure in Note 1 of the reverse merger and recapitalization of Surface Coatings, Inc. in response to comment 34 of our letter dated September 27, 2007. As disclosed in Note 1, Surface Armor is considered the accounting acquirer since its shareholders gained control of Surface Coatings after the exchange transaction on February 15, 2007, and the historical financial statements of Surface Armor replace the financial statements of Surface Coatings going forward. However, as previously requested, please include in your response to us a copy of the separate balance sheets of Surface Armor, LLC and Surface Coatings, Inc. and their related statements of changes in equity as of a date immediately prior to the exchange transaction on February 15, 2007 so that we can complete our review of your accounting treatment for this transaction. Please also provide us with a detailed explanation for each of the entries in the revised capital accounts of the Surface Armor, the accounting acquirer.

24. Please revise to clarify your revised disclosure of the exchange transaction. You previously disclosed on page 19 of the initial filing that, in connection with the exchange transaction in February 2007, *the President received 4,500,000 shares of common stock* in consideration for his ownership in Surface Coating, Inc. Now, we note from your disclosure on page 22 of this filing that *the President and Vice-President received a total of 4,500,000 shares* of common stock of Surface Coating, Inc. In the previous filing, you did not disclose that any of the shares were received by anyone else, but that the President received all of the 4,500,000 shares, which accordingly to your previous disclosure, gave him a 90% ownership interest.   You now disclose that the Vice-President holds the majority interest with 54% of the outstanding common stock. Supplementally, please provide us with a comprehensive explanation of the why your disclosure describes the transaction differently from your prior filing and when did you change the transaction whereby the Vice-President became majority owner of the Company.

25. We note your revisions in response to comment 44 of our letter dated September 27, 2007 and that Surface Coatings, Inc. had no assets at the time of the exchange. Please expand your disclosure to specify if there were *any liabilities at the time of the exchange transaction.*

Significant Accounting Policies

General

26. We note your revised disclosure in response to comment 46 of our letter dated September 27, 2007. Please revise your disclosure to clearly state, if so, that title and risk of loss transfers to the customer at the time of shipment. Please also revise your disclosure to more clearly state your return policy, especially the length of time a customer has to return a product. Further, please disclose if you estimate future returns to comply with paragraph 7 of SFAS 48. If you do not, please disclose the reason why.

27. We note your revised disclosure in response to comment 51 of our letter dated September 27, 2007. Your disclosure states that cost of sales includes direct labor, which is generally the case when a company has manufacturing operations. However, it was our understanding from disclosure elsewhere in the filing that you purchased finished goods for resale. Please clarify why you use the term "direct labor" if you do not have any manufacturing operations and revise your disclosure accordingly.

28. We note your revised disclosure on pages F-9 and F-20 in response to comment 52 of our letter dated September 27, 2007. Please revise your disclosure to include the appropriate references for the new standards that your disclosure indicates you have reviewed. Refer to SAB Topic 11:M.

Note 3 – Note Payable

29. We note your revised disclosure in response to comment 54 of our letter dated September 27, 2007. Please disclose if the related party is an employee, officer, director or shareholder. Refer to paragraph 2 of SFAS 57.

Note 6 – Financial Condition and Going Concern, page F-11

30. We note your disclosure relating to your plans for obtaining additional funds to continue to operate the Company as a going concern. Your current disclosure suggest that perhaps the only anticipated sources of funds to implement your business plan are to raise capital through the sale of your common stock and bank financing, even though there no guarantee such efforts will be successful. Please

note that Section 607.02 of the financial reporting codification requires the appropriate and prominent disclosure of a registrant's financial difficulties *and viable plans* to overcome such difficulties. Please revise your disclosure to also indicate whether these are management's sole plans with respect to alleviating the substantial doubt regarding your ability to continue as a going concern, or identify the viability of other possible courses of action such as loans from management. Please ensure that all bullet points contained in AU 341.10 have been addressed including possible discontinuance of operations.

Interim Consolidated Financial Statements as of September 30, 2007

31. Where applicable, please revise your interim financial statement to comply with comments issued on your audited financial statements.

Item 5. Exhibits, page 31

Exhibit 10.1

32. Your response to comment 32 of our letter dated September 27, 2007 states the updated consent is from The Hall Group CPA's, however the consent filed with the amendment is from David S. Hall, P.C. As we previously noted, the audit reports are signed by The Hall Group, CPAs whereas the consent for the reports is provided by David S. Hall, P.C. Please provide a currently dated consent from the firm of The Hall Group, CPAs in Dallas, Texas, the name of the accounting firm registered with the PCAOB which was previously named David S. Hall, P.C. according to its website.

*   *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        Law Offices of J. Hamilton McMenamy, P.C.
        Via Facsimile